UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission file number: 001-42209

YXT.COM GROUP HOLDING LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Room 501-502, No. 78 East Jinshan Road

Huqiu District, Suzhou

Jiangsu, 215011, People’s Republic of China

+86 (512) 6689 9881

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

YXT.COM Reports Unaudited Financial Results for the First Six Months of 2024

Financial Results for the First Six Months of 2024

Revenues

Revenues were RMB165.8 million (US$22.8 million), compared with RMB238.1 million in the same period of last year.

•	Revenues from corporate learning solutions were RMB164.5 million (US$22.6 million), compared with RMB228.2 million in the same period of last year.

o	Revenues from subscription based corporate learning solutions were RMB151.9 million (US$20.9 million), compared with RMB196.5 million in the same period of last year. The change was primarily due to (i) the deconsolidation of CEIBS Publishing Group Limited (the “CEIBS PG”) effective on January 15, 2024, resulting in a decrease of RMB29.4 million; and (ii) a net impact of RMB15.2 million from operational adjustments, due to (1) our strategic suspension of certain ancillary online teaching tools; and (2) our business expansion strategy to focus on large enterprises with strong and steady demand for corporate learning solutions, leading to the deselection of some small and medium-sized customers and therefore the decrease in the number of our subscription customers during the same periods.

o	Revenues from non-subscription based corporate learning solutions were RMB12.6 million (US$1.7 million), compared with RMB31.7 million in the same period of last year. The change was primarily due to (i) the deconsolidation of CEIBS PG effective on January 15, 2024, resulting in a decrease of RMB14.4 million; and (ii) reduced offline activities reflecting our strategic shift towards subscription-based corporate learning solutions.

•	Revenues from others were RMB1.3 million (US$0.2 million), compared with RMB9.9 million in the same period of last year. The change primarily reflects fewer customized software projects completed in the six months ended June 30, 2024, aligning with our strategic focus on corporate learning solutions.

Cost of revenues

Cost of revenues was RMB64.4 million (US$8.9 million), compared with RMB86.2 million in the same period of 2023, representing a decrease of 25.2%, mainly due to (i) the deconsolidation of CEIBS PG effective on January 15, 2024, resulting in a decrease of RMB14.2 million; (ii) lower instructor compensation costs due to reduced offline activities, aligning with our strategic shift towards subscription-based corporate learning solutions; and (iii) decreased staff expenses and third-party infrastructure costs through operational optimization.

Sales and marketing expenses

Sales and marketing expenses were RMB71.6 million (US$9.8 million), compared with RMB115.2 million in the same period of last year, representing a decrease of 37.9%, mainly due to (i) the deconsolidation of CEIBS PG effective on January 15, 2024, resulting in a decrease of RMB25.0 million; and (ii) reduced compensation and incentives through human resources optimization.

Research and development expenses

Research and development expenses were RMB59.8 million (US$8.2 million), compared with RMB94.1 million in the same period of 2023, representing a decrease of 36.5%, mainly due to (i) the deconsolidation of CEIBS PG effective on January 15, 2024, resulting in a decrease of RMB14.1 million; and (ii) reduced compensation through human resources optimization.

General and administrative expenses

General and administrative expenses were RMB45.0 million (US$6.2 million), compared with RMB81.3 million in the same period of 2023, representing a decrease of 44.6%, mainly due to (i) the deconsolidation of CEIBS PG effective on January 15, 2024, resulting in a decrease of RMB9.1 million; (ii) a RMB14.0 million decrease in share-based compensation following completion of certain share-based incentives amortization; and (iii) reduced professional fees.

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Net (loss)/income and adjusted net loss

Net income was RMB21.4 million (US$2.9 million), compared with a net loss of RMB148.8 million in the same period of last year. Adjusted net loss was RMB75.3 million (US$10.4 million), compared with an adjusted net loss of RMB108.1 million in the same period of last year.

Loss per share

Basic and diluted net loss per share was RMB3.82 (US$0.53), compared with basic and diluted net loss per share of RMB7.02 in the same period of last year.

Balance Sheet

As of June 30, 2024, the Company had cash and cash equivalents, restricted cash, short-term investments and long-term bank deposits of RMB449.8 million (US$61.9 million), compared with RMB496.2 million as of December 31, 2023.

Non-GAAP Financial Measures

In evaluating our business, we consider and use adjusted net loss as a supplemental non-GAAP measure to review and assess our operating performance. Adjusted net loss is net loss excluding amortization of incremental intangible assets resulting from business combination, gain on deconsolidation of CEIBS PG, share-based compensation, change in fair value of derivative liabilities, net of income taxes, to the extent applicable. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measure is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB7.2672 to US$1.00, the exchange rate on June 28, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to”, or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

About YXT.com

As a technology company, YXT.com provides corporations with digital corporate learning solutions, including SaaS platforms, learning content, and other services. YXT.com is a leader and disruptor of the digital corporate learning industry in China. Established in 2011, YXT.com has supported Fortune 500 companies and other leading companies with their transformation and digitalization of learning and development, and has received recognition, respect and recurring business.

Contact
Robin Yang
ICR, LLC
YXT.IR@icrinc.com
+1 (646) 405-4883

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YXT.COM GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND JUNE 30, 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	320,489	271,914	37,417
Restricted Cash	-	156	21
Short-term investments	58,128	177,701	24,452
Accounts receivable, net	32,790	18,896	2,600
Prepaid expenses and other current assets	12,028	8,482	1,167
Amounts due from related parties	-	2,000	275
Total current assets	423,435	479,149	65,932

Non-current assets:
Property, equipment and software, net	23,402	18,004	2,477
Intangible assets, net	12,720	10,130	1,394
Goodwill	164,113	163,837	22,545
Long-term investments	126,341	121,558	16,727
Operating lease right-of-use assets, net	34,997	23,330	3,210
Other non-current assets	22,265	20,472	2,817
Long-term bank deposits	117,573	-	-
Total non-current assets	501,411	357,331	49,170
Total assets	924,846	836,480	115,102

LIABILITIES, MEZZANINE AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	17,855	7,337	1,010
Amounts due to related parties	-	1,143	157
Short-term borrowings	46,800	232,000	31,924
Deferred revenue, current	188,485	111,734	15,375
Acquisition consideration payable	14,775	14,775	2,033
Other payable and accrued liabilities	89,937	56,166	7,727
Derivative liabilities	100,279	78,545	10,808
Operating lease liabilities, current	15,818	8,406	1,157
Total current liabilities	473,949	510,106	70,191

Non-current liabilities
Long-term borrowings	219,000	120,500	16,581
Operating lease liabilities, non-current	20,257	14,648	2,016
Deferred revenue, non-current	58,952	52,163	7,178
Total non-current liabilities	298,209	187,311	25,775
Total liabilities	772,158	697,417	95,966

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YXT.COM GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND JUNE 30, 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB	US$

Mezzanine equity
Series A convertible redeemable preferred shares (US$0.0001 par value, 15,040,570 shares authorized, issued and outstanding as of December 31, 2023 and June 30, 2024)	408,139	425,049	58,489
Series B convertible redeemable preferred shares (US$0.0001 par value, 7,085,330 shares authorized, issued and outstanding as of December 31, 2023 and June 30, 2024)	199,518	206,674	28,439
Series C convertible redeemable preferred shares (US$0.0001 par value, 23,786,590 shares authorized, issued and outstanding as of December 31, 2023 and June 30, 2024)	493,788	506,906	69,753
Series D convertible redeemable preferred shares (US$0.0001 par value, 37,152,161 shares authorized, issued and outstanding as of December 31, 2023 and June 30, 2024)	1,059,434	1,115,303	153,471
Series E convertible redeemable preferred shares (US$0.0001 par value, 26,417,318 shares authorized, issued and outstanding as of December 31, 2023 and June 30, 2024)	1,402,802	1,520,053	209,166
Total mezzanine equity	3,563,681	3,773,985	519,318

Shareholders’ deficit
Ordinary shares (US$0.0001 par value 390,518,031 shares authorized as of December 31, 2023 and June 30, 2024; 48,253,425 shares issued and outstanding as of December 31, 2023 and June 30, 2024)	33	33	5
Additional paid-in capital	16,671	-	-
Statutory reserve	4,322	-	-
Accumulated other comprehensive income	23,775	19,558	2,691
Accumulated deficit	(3,490,681)	(3,654,513)	(502,878)
Total YXT.COM Group Holding Limited shareholders’ deficit	(3,445,880)	(3,634,922)	(500,182)
Non-controlling interests	34,887	-	-
Total shareholders’ deficit	(3,410,993)	(3,634,922)	(500,182)
Total liabilities, mezzanine equity and shareholders’ deficit	924,846	836,480	115,102

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YXT.COM GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the six months ended June 30,
	2023	2024
	RMB	RMB	US$

Revenues:
Corporate learning solutions	228,218	164,420	22,625
Others	9,891	1,336	184
Total revenues	238,109	165,756	22,809

Cost of revenues	(86,164)	(64,419)	(8,864)
Sales and marketing expenses	(115,203)	(71,569)	(9,848)
Research and development expenses	(94,057)	(59,772)	(8,225)
General and administrative expenses	(81,264)	(44,993)	(6,192)
Other operating income	3,597	1,609	221
Loss from operations	(134,982)	(73,388)	(10,099)

Interest and investment income	2,971	4,163	572
Interest expense	(1,193)	(4,993)	(687)
Investment losses	(1,796)	(4,951)	(681)
Gain on deconsolidation of CEIBS Publishing Group	-	78,760	10,838
Foreign exchange (loss)/gain, net	(238)	33	5
Change in fair value of derivative liabilities	(16,060)	21,735	2,991
(Loss)/income before income tax expense	(151,298)	21,359	2,939
Income tax benefit	2,466	-	-
Net (loss)/income	(148,832)	21,359	2,939

Net loss attributable to non-controlling interests shareholders	5,212	300	41

Net (loss)/income attributable to YXT.COM Group Holding Limited	(143,620)	21,659	2,980

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YXT.COM GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the six months ended June 30,
	2023	2024
	RMB	RMB	US$

Net (loss)/income attributable to YXT.COM Group Holding Limited	(143,620)	21,659	2,980
Net accretion of convertible redeemable preferred shares	(196,041)	(204,364)	(28,121)
Deemed dividend to preferred shareholders due to modification	-	(5,940)	(817)

Net loss attributable to ordinary shareholders of YXT.COM Group Holding Limited	(339,661)	(188,645)	(25,958)

Net (loss)/income	(148,832)	21,359	2,939
Other comprehensive (loss)/income
Foreign currency translation	6,236	1,191	164
Unrealized gain/(loss) on investments in available-for-sale debt securities, net of tax	6,615	(5,408)	(744)

Total comprehensive (loss)/income	(135,981)	17,142	2,359

Total comprehensive loss attributable to non-controlling interests	5,212	300	41

Total comprehensive (loss)/income attributable to YXT.COM Group Holding Limited	(130,769)	17,442	2,400

Net loss attributable to ordinary shareholders of YXT.COM Group Holding Limited	(339,661)	(188,645)	(25,958)
—Weighted average number of ordinary shares basic and diluted	48,357,063	49,329,740	49,329,740

Net loss per share attributable to ordinary shareholders:
—Basic and diluted	(7.02)	(3.82)	(0.53)

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YXT.COM GROUP HOLDING LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the six months ended June 30,
	2023	2024
	RMB	RMB	US$

Net (loss)/income	(148,832)	21,359	2,939
Adjustments:
Amortization of incremental intangible assets resulting from business combination	9,120	-	-
Gain on deconsolidation of CEIBS Publishing Group	-	(78,760)	(10,838)
Share-based compensation	17,834	3,820	526
Change in fair value of derivative liabilities	16,060	(21,735)	(2,991)
Adjusted loss before income taxes	(105,818)	(75,316)	(10,364)
Adjusted income taxes	(2,280)	-	-
Adjusted net loss	(108,098)	(75,316)	(10,364)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YXT.COM GROUP HOLDING LIMITED

Date: November 26, 2024	By:	/s/ Pun Leung Liu
Name: Pun Leung Liu
Title: Chief Financial Officer

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